Exhibit (d)(2)
RENEWAL AGREEMENT

This Renewal Agreement, dated as of February 17, 2023 (the “Agreement”), is entered into among Lightstone Value Plus REIT II, Inc., a Maryland corporation (the “Company”), Lightstone Value Plus REIT II LP, a Delaware limited partnership (the “OP”) and Lightstone Value Plus REIT II LLC, a Delaware limited liability company (the “Advisor”).

RECITALS

WHEREAS, the Company, the OP, and the Advisor are parties to an advisory agreement dated February 17, 2009 with a one-year term ending at 11:59 a.m. on February 16, 2010 (the “Advisory Agreement”);

WHEREAS, the Advisory Agreement has been renewed and extended for successive one-year terms with the current term ending at 11:59 a.m. on February 16, 2023;

WHEREAS, the Company and the OP desire to continue to avail themselves of the experience, sources of information, advice, assistance and certain facilities available to the Advisor and to have the Advisor undertake the duties and responsibilities set forth in the Advisory Agreement, on behalf of, and subject to the supervision of, the Board, all as provided in the Advisory Agreement;

WHEREAS, the Advisor is willing to continue to undertake to render advisory services to the Company and the OP, subject to the supervision of the Board, on the terms and conditions set forth in the Advisory Agreement for the one-year term as set forth in the Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Defined Terms. Any term used herein that is not otherwise defined in this Agreement shall have the meaning ascribed to such term as provided in the Advisory Agreement.

2. Renewal Term. In accordance with the provisions of Section 16 of the Advisory Agreement, the term of the Advisory Agreement is hereby renewed for a one-year term commencing February 17, 2023 and ending at 11:59 p.m. on February 16, 2024.

3. Ratification; Effect on Advisory Agreement. The Advisory Agreement shall remain in full force and effect and is hereby confirmed in all respects.  On and after the date of this Agreement, each reference in the Advisory Agreement to “this Agreement,” “herein,” “hereof,” or words of similar import will mean and be a reference to the Advisory Agreement as renewed hereby.

4. Modification. This Agreement shall not be changed, modified, terminated, or discharged, in whole or in part, except by an instrument in writing signed by both parties to this Agreement, or their respective successors or assignees.

5. Choice of Law; Venue.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, and any action brought to enforce the agreements made hereunder or any action which arises out of the relationship created hereunder shall be brought exclusively in any of the federal or state courts located in the Borough of Manhattan in New York City.

6. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when the counterparts hereof, taken together, bear the signatures of all of the parties reflected hereon as the signatories.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

LIGHTSTONE VALUE PLUS REIT II, INC.
By:	/s/ Seth D. Molod
Seth D. Molod
Chief Financial Officer and Treasurer

LIGHTSTONE VALUE PLUS REIT II LP By: Lightstone Value Plus REIT Trust II, Inc., its General Partner
By:	/s/ Seth D. Molod
Seth D. Molod
Chief Financial Officer and Treasurer

LIGHTSTONE VALUE PLUS REIT II LLC
By:	/s/ Joseph E. Teichman
Joseph E. Teichman
Executive Vice President, General Counsel & Secretary